UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Ucommune International Ltd Closes Second Tranche of Preferred Shares Issuance

On February 12, 2026, pursuant to that certain securities purchase agreement (the “Securities Purchase Agreement”) with an investor named therein (the “Buyer”) dated December 23, 2025, Ucommune International Ltd (“we,” “Ucommune” or the “Company”) (NASDAQ: UK), a co-working spaces and related service provider in China, issued a total of 2,250 Series A Convertible Preferred Shares (the “Preferred Shares”) to the Buyer at the purchase price of US$1,000.00 per Preferred Share (the “Preferred Shares Issuance”) and closed the second tranche of the Preferred Shares Issuance. The terms of the Preferred Shares are set forth in the certificate of designations, (the “Certificate of Designations”) and the Preferred Shares are convertible into Class A ordinary shares of the Company, par value $0.024 per share, in accordance with the terms of the Certificate of Designations.

The form of the Certificate of Designations and the Securities Purchase Agreement were included as Exhibit 4.1 and Exhibit 10.1 of the Company’s Current Report on Form 6-K filed on December 29, 2025.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Forward-looking Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report and in the attachments is as of the date of this current report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: February 13, 2026

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